September 27, 2011

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, DC 20549

Attention:	Angie Kim, Staff Attorney

Re:	Comment Letter Dated September 8, 2011
Mattress Firm Holding Corp.
Registration Statement on Form S-1 filed June 10, 2011, as amended
File No. 333-174830

Dear Ms. Kim:

On behalf of Mattress Firm Holding Corp., a Delaware corporation (the “Company”), please find below the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in your letter dated September 8, 2011 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1, filed with the Commission on June 10, 2011 (File No. 333-174830) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed with the Commission on July 8, 2011, Amendment No.2 to the Registration Statement filed with the Commission on July 25, 2011 and Amendment No.3 to the Registration Statement filed with the Commission on August 26, 2011 (“Amendment No. 3”).

All responses to the Staff’s comments set forth in this letter are submitted on behalf of the Company at its request.  All responses to the accounting comments were prepared by the Company in consultation with its independent registered public accounting firm.  We have set forth the Company’s responses below and are filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which reflects these comments (as applicable), simultaneously with this letter.  For your convenience and in order to expedite the Staff’s review of the Company’s responses to the Comment Letter, the Company is supplementally providing the Staff with four copies of the Registration Statement that have been marked to indicate the changes from Amendment No. 3.

For reference purposes, the comments set out in the Comment Letter are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below such comments.  References to page numbers are to the page numbers of Amendment No. 4.

Summary Historical and Unaudited Pro Forma Consolidated Financial and Operating Data, page 17

1.                                      We note that pro forma working capital, total assets and pro forma stockholder’s equity (deficit) as presented under Balance Sheet Data do not agree with the pro forma amounts in the unaudited pro forma condensed consolidated balance sheet on page 44. Please address this apparent discrepancy.

RESPONSE TO COMMENT 1

The Registration Statement has been revised in response to this comment.  See pages 17-19 and 43-45.

Critical Accounting Policies and Use of Estimates, page 75

Goodwill and Indefinite-Lived Intangible Assets, page 77

2.                                      We reviewed your response to comment 15 in our letter dated August 10, 2011 and the related revisions to your disclosures. In light of your determination that each company-operated metropolitan market is an operating segment, as disclosed on page F-16, and given that a reporting unit is defined in ASC 350-20-35 as an operating segment or one level below an operating segment, please tell us in detail your basis in GAAP for aggregating separate market results (or operating segments) into a single reporting unit for purposes of goodwill impairment testing. Please discuss the guidance in paragraphs 33 through 38 of ASC 350-20-35.

Notwithstanding the preceding, and based on your disclosure on page F-16 that your chief operating decision maker reviews information regarding company-operated retail stores at the store level, please tell us in detail your consideration of whether each individual store is an operating segment as defined in ASC 280-10-50-1 through ASC 280-10-50-9. While we do not necessarily expect this would impact disclosures by reportable segment under ASC 280, we believe this may impact your determination of reporting units and the level at which goodwill should be tested for impairment, which could be as low as the individual store level.

RESPONSE TO COMMENT 2

Upon further review of ASC 350-20-35 and supplementary guidance, the Company has revised the evaluation of its reporting units for goodwill impairment testing.  ASC 350-20-35 defines a reporting unit as an operating segment or one level below an operating segment (also known as a component).  ASC 350-20-35-34 establishes that a component of an operating segment is a reporting unit if it constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.  ASC 350-20-35-35 also provides that two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics.

As disclosed in the Reportable Segments note to the Company’s consolidated financial statements at page F-16 of the Registration Statements, each of the company-operated metropolitan markets is an operating segment.  In addition, each of the stores in a metropolitan market is a component as contemplated in ASC 350-20-35-35 on the basis that 1) each store constitutes a business and 2) the operating results of each store in a market are reviewed by the district manager (responsible for store results in a specific market) and the regional manager (responsible for store and market results in the assigned region).  The district and regional management structure is consistent with the concept of a “segment manager” as described in ASC 280-10-50-7.  Individual stores in a market satisfy the criteria for aggregation as set forth in ASC 280-10-50-11.  In addition, several of the supplemental factors supporting aggregation as set forth in ASC 350-20-55-7 are also present.  The factors supporting aggregation of individual stores within a market include:

•                  Stores offer the same products for sale

•                  Stores are operated with consistent policies and procedures

•                  The customer base for stores is consistent

•                  Products are delivered to customers in a consistent manner

•                  Stores operate in the same regulatory environment

•                  Stores share common inventory distribution resources

•                  Advertising is planned and executed at the market level to support all stores in a market

Based on our evaluation, we have concluded that the individual stores in a market should be aggregated into a single reporting unit and, effectively, each of the Company’s company-operated markets is a reporting unit for goodwill impairment testing purposes.  The Company’s other operating segments, which consist of the website, special events and franchise operations business segments, are separate reporting units; however, no goodwill is attributable to any of these reporting units.

Furthermore, based on the Company’s evaluation, it has been concluded that the Company’s previous method of aggregating company-operated markets into a single reporting unit for goodwill impairment testing is incorrect.  Therefore, goodwill impairment has been tested based upon the revised evaluation of reporting units and the Company’s financial statements have been restated to correct the error in the previously reported amounts of goodwill impairment.  The effects on goodwill impairment are shown below and the total effects of the restatement (including tax effects) are further described in Note 2 at Pages F-19 and F-20 of the Registration Statement.

	Goodwill Impairment (in thousands)
	As Previously
	Reported	Adjustments	As Restated
Fiscal 2007	$—	$43,611	$43,611
Fiscal 2008	138,110	(37,778)	100,332
Fiscal 2009	—	—	—
Fiscal 2010	—	536	536

The Company’s accounting policy for identifying reporting units for goodwill testing has been revised.  See pages 76 and F-15 of the Registration Statement.  Furthermore, the risk factors related to goodwill impairment have been revised at pages 28 and 31 of the Registration Statement.

Principal Stockholders, page 131

3.                          We note your response to comment 17 in our letter dated August 10, 2011 and the related revisions in your filing. Please revise your beneficial ownership table or related footnotes to disclose each beneficial owner’s holdings of Class B-1 Units. Please also clarify whether the fourth and fifth columns to your beneficial ownership table reflects only Class B-1 Units.

RESPONSE TO COMMENT 3

The Registration Statement has been revised in response to this comment.  See pages 137 and 138.

Financial Statements, page F-3

Note 1. Business and Summary of Significant Accounting Policies, page F-7

Reportable Segments, page F-16

4.                          We reviewed your revisions in response to comments 19 and 20 in our letter dated August 10, 2011. Please revise your disclosure to specify that your franchise operations represent a separate reportable segment and that the results of operations of the franchise segment, as viewed by management, are fully represented by the franchise fees and royalties reported on the face of your statements of operations because costs associated with the franchise business are not distinguished from other cost data viewed by management. Also disclose that assets directly attributable to the franchise operations are not separately disclosed because they are not material.

RESPONSE TO COMMENT 4

The Registration Statement has been revised in response to this comment.  See page F-16.

Exhibit List, page E-1

5.                          We note your response to comment 24 in our letter dated August 10, 2011. Please file all amendments to your articles and bylaws. Please see Item 601(b)(10) of Regulation S-K.

RESPONSE TO COMMENT 5

The certificate of incorporation of the Company and all amendments thereto are being filed as Exhibit 3.3 to Amendment No. 4.  The Company supplementally confirms that there have been no amendments to the Company’s by-laws filed as Exhibit 3.4 to Amendment No. 3.

*       *       *

The Company has authorized us to acknowledge on its behalf that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) it is the Staff’s view that the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that the foregoing has been responsive to your comments.  If you should have any questions about this letter or require any further information, please contact the undersigned at 312-845-1265 or Richard Gluckselig at 212-841-0445.  Thank you for your assistance.

Very truly yours,

/s/ Andrew J. Terry
Andrew J. Terry

cc:	Brigitte Lippmann, Special Counsel
Robyn Manuel, Staff Accountant
James Allegretto, Senior Assistant Chief Accountant
R. Stephen Stagner, Mattress Firm Holding Corp.
Jim R. Black, Mattress Firm Holding Corp.
Charles Strauss, Fulbright & Jaworski L.L.P.
Gene G. Lewis, Fulbright & Jaworski L.L.P.